UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39415

Vasta Platform Limited

(Exact name of registrant as specified in its charter)

Av. Paulista, 901, 5th Floor

Bela Vista

São Paulo – SP, 01310-100

Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

VASTA PLATFORM LIMITED

Notice to the Market
June 25, 2024

On June 25, 2024, Vasta Platform Ltd. (the “Company”) announced the issuance by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) of two series of debentures, not convertible into shares, in the aggregate principal amount of R$500 million, bearing interest at the rate of CDI+1.35% per annum for the first series and CDI+1.6% per annum for the second series, maturing on May 15, 2029. The debentures were subscribed in their entirety by the Company’s parent company, Cogna Educação S.A. The proceeds of the debenture issuance will be used to pre-pay in their entirety the debentures previously issued by Somos Sistemas in the aggregate principal amount of R$500 million that would have matured in August 2024. The purpose of these transactions is to extend the Company’s debt maturity profile.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vasta Platform Limited

By:	/s/ Guilherme Alves Mélega
	Name:	Guilherme Alves Mélega
	Title:	Chief Executive Officer

Date: June 25, 2024